May 12, 2020

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:     Ms. Sumeera Younis, Mr. DeCarlo McLaren

Re:    Guggenheim Variable Funds Trust (File Nos. 002-59353 and 811-02753) (the “Registrant”)

Dear Ms. Younis and Mr. McLaren:

On April 7, 2020, Mr. McLaren communicated the Securities and Exchange Commission staff’s (the “Staff”) comments on Post-Effective Amendment No. 101 (“PEA 101”) to the registration statement of the Registrant filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 on February 21, 2020. The Registrant responded to the Staff’s comments on PEA 101 in a letter dated April 23, 2020 (the “Response Letter”). In a subsequent telephone conversation on April 30, 2020 with Ms. Younis, Mr. McLaren, Julien Bourgeois, James V. Catano and Jeremy Sperlazza of Dechert LLP, you communicated the Staff’s comment on the Response Letter. A summary of the Staff’s comment along with the Registrant’s response is set forth below.

1.
Comment: With respect to Comments 2 and 15 of the Response Letter, the Staff notes that Rule 35d-1 under the 1940 Act requires an 80% investment policy adopted under the Rule to be based on an investment company’s net assets plus the amount of any borrowings for investment purposes. It is the Staff’s position that derivatives should be valued on a mark-to-market basis for complying with a Series’ 80% investment policy under Rule 35d-1. Please explain supplementally the Registrant’s position regarding valuing such derivatives based on their notional value.

Response: The Registrant respectfully acknowledges the Staff’s comment. The Registrant respectfully refers to its prior correspondence with the Staff regarding the use of the notional value of derivatives for purposes of compliance with an 80% investment policy adopted under Rule 35d-1 and continues to believe that the Registrant’s position, as previously communicated to the Staff, is reasonable and consistent with the purposes of Rule 35d-1.1 This practice is disclosed to investors. The Commission has publicly acknowledged its use by the industry and has not publicly stated the Staff’s position. The Registrant will carefully review any future guidance from the Commission on this subject.

* * *

Very truly yours,

/s/ Amy J. Lee
Amy J. Lee

Vice President and Chief Legal Officer
Guggenheim Variable Funds Trust

[1]
See, e.g., Letter to Derek B. Newman, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Security Equity Fund, Security Income Fund, Security Large Cap Value Fund and Security Mid Cap Growth Fund, at comment 7 (Jan. 27, 2014).

2